Exhibit 3.

January 7, 2002

Dear NCH Stockholder:

      On December 24, 2001, NCH Corporation (“NCH”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Ranger Merger Corporation (“Ranger”), pursuant to which, subject to certain conditions, Ranger is offering to acquire all of the outstanding shares of NCH’s common stock, through a tender offer, for $52.50 in cash per share. The tender offer, subject to certain conditions, will be followed by a merger of Ranger into NCH, pursuant to which NCH will become a private company in the sole control of certain members of the Levy family (the “Levy Group”). Accompanying this letter is NCH’s recommendation statement on Schedule 14D-9 for the proposed transaction, which was also filed with the Securities and Exchange Commission on January 7, 2002.

      When the Levy Group initially proposed a transaction for $47.50 per share, NCH’s Board of Directors appointed a Special Committee, comprised solely of independent directors, to represent the interests of holders of NCH’s public stock. The Special Committee was authorized to review, evaluate, and negotiate the terms of the proposed transaction, and to ultimately make a recommendation to NCH’s Board of Directors with respect to the proposed transaction. In carrying out its duties, the Special Committee engaged its own legal counsel and financial advisor and negotiated an increase in the price being offered to $52.50 per share.

      Subsequently, the Special Committee unanimously (1) determined that the offer price is fair and the transactions contemplated by the Merger Agreement are in the best interests of NCH and its public stockholders, (2) recommended that the Merger Agreement be declared advisable by NCH’s Board of Directors and (3) resolved and recommended that NCH’s stockholders accept the tender offer, tender their shares pursuant to the tender offer and approve and adopt the Merger Agreement if submitted for their approval. Based on that determination, NCH’s Board of Directors has (1) determined that the offer price is fair and the transactions contemplated by the Merger Agreement are in the best interests of NCH and its public stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (3) recommended that NCH’s stockholders accept the tender offer, tender their shares pursuant to the tender offer and, if required by law, approve and adopt the Merger Agreement.

      In arriving at their recommendations, the Special Committee and NCH’s Board of Directors considered carefully a number of factors, which are described in the accompanying Schedule 14D-9. These factors include, among other things, the opinion of Dresdner Kleinwort Wasserstein, Inc., the Special Committee’s financial advisor, to the Special Committee that, based upon and subject to certain considerations and assumptions, the $52.50 per share consideration offered to the public stockholders is fair from a financial point of view to such stockholders.

Very truly yours,

Joe Cleveland
Vice-President and Secretary